Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

GARY J. WOLFE (212) 574-1223 wolfe@sewkis.com	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

September 27, 2019

Amy Geddes
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Frontline Ltd. Form 20-F for the Fiscal Year Ended December 31, 2018 Filed March 28, 2019 File No. 001-16601

Dear Ms. Geddes:

This letter is submitted on behalf of Frontline Ltd. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Form 20-F filed on March 28, 2019, as set forth in your letter dated August 15, 2019.

For your convenience, the response is prefaced by the exact text of the Staff's comment in bold text.

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Cash Flows
Net cash provided by operating activities, page 59

1.
Please provide a comparative analysis of material year to year changes in net cash provided by operating activities for all periods presented. In this regard, we note operating cash flow decreased by $84 million, or approximately 65%, between 2018 and 2017 and decreased $155 million, or 54%, between 2017 and 2016.

In connection with the above, your current disclosure on page 59 mentions reliance on the spot market and changes in TCE rates contributing to fluctuations in cash flows of operating activities. However, it is not clear how changes in rates were the cause of decreased operating cash flow in 2018 compared 2017. Disclosure on page 39 in regard to rates for various classes of vessels appears to indicate a net increase in rates between 2018 and 2017, and you reported a net increase in voyage and time charter revenues in 2018 from 2017. Your analysis should cite and quantify all material factors affecting operating cash and discuss any material drivers underlying those factors. Additionally, clearly explain how actual operating cash is impacted by them if not apparent. Please note that merely citing changes in working capital items and other items identified in the statement of cash flows may not provide a sufficient basis to understand how operating cash between comparative periods changed.

A comparative analysis of material year to year changes in net cash provided by operating activities for all periods presented is as follows:

Year ended December 31, 2018 compared with the year ended December 31, 2017

Net cash provided by operating activities decreased by $84.3 million in the year ended December 31, 2018 as compared to the year ended December 31, 2017.

Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE rates, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) whether our vessels are operated under time charters or voyage charters, (iv) changes in operating assets and liabilities, (v) changes in cash interest expense as a result of changes in Libor, and (vi) the number of vessels dry docking in a period.

(i)
Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls.

In 2018, average market quoted TCE rates increased for VLCCs and decreased for Suezmax tankers and LR2 product tankers as compared to 2017, see Item 5.A. The net increase in average quoted market rates did not translate to an immediate increase in cash provided by operating activities due to the time lag between when a charter party is entered into and when the freight is billed and cash is received, typically upon completion of a voyage. The increase in rates in 2018 was most notable at the end of the year and as such we have recorded an increase in cash flow from operating activities in 2019. The net increase in average quoted market rates led to a $2.4 million increase in cash provided by operating activities for the year ended December 31, 2018, due to higher operating revenues. However, the Company recorded higher voyage expenses, also a component of TCE, in 2018 as compared to 2017 primarily due to increased bunker prices, resulting in a $24.6 million decrease in cash provided by operating activities.

(ii)
Detailed information on the size and composition of our fleet, along with whether our vessels were operated under time charters or voyage charters, including changes between the periods presented, is disclosed in Item 5.A. Changes in the size and composition of our fleet resulted in a net decrease in cash provided by operating activities of $12.9 million primarily due to the terminations of finance leases between January 1, 2017 and December 31, 2018 of $19.1 million, offset by a $4.5 million increase due to the net impact of the delivery and redelivery of vessels chartered in under operating leases. The delivery of newbuildings between January 1, 2017 and December 31, 2018 had a negligible impact on overall cash provided by operating activities as the increase in operating revenues of $98.8 million was substantially offset by the increase in voyage expenses of $60.1 million, the increase in ship operating expenses of $18.9 million, and the increase in interest expense of $18.1 million.

(iii)
The net decrease in vessels trading under time charters in 2018 as compared to 2017 resulted in a $12.8 million decrease in cash provided by operating activities as the vessels subsequently traded at lower rates under voyage charters as a result of a decline in the market since the date the time charters were entered into.

(iv)
Changes in operating assets and liabilities resulted in a decrease in cash provided by operating activities of $40.5 million primarily due to the increase in contract assets from voyages in progress. Revenues for vessels that operate under time charters are typically billed in advance, whereas revenues under voyage charters are typically billed upon completion of a voyage. Furthermore, when a vessel operates under a voyage charter short-term liquidity is negatively impacted as the Company typically incurs costs upfront, in particular bunker inventory and expense, whereas under a time charter the charterer bears these costs. Therefore, the net decrease in the number of vessels trading under time charters (decrease of five vessels in 2018), as compared to voyage charters, resulted in higher contract assets from voyages in progress and higher bunker inventory balances. In addition, our operating assets and liabilities are dependant, not just on the factors that impact our net income, but also on the timing of our voyages and related operating activities. The timing of our voyages in relation to period end causes fluctuations in our inventory levels, contract assets and receivables, and other accrual balances, which can positively or negatively impact net cash provided by operating activities.

(v)	Cash interest expense increased by $7.2 million primarily due to the increase in Libor, partially offset by reductions as a result of repayments made under our debt facilities.

(vi)
The net decreases in cash provided by operating activities were partially offset by the reduction in dry docking expenses as one vessel docked in 2018 as compared with six vessels in 2018, which resulted in an increase in cash provided by operating activities of $11.8 million.

Year ended December 31, 2017 compared with the year ended December 31, 2016

Net cash provided by operating activities decreased by $155.5 million in the year ended December 31, 2017 as compared to the year ended December 31, 2016.

Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE rates, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) whether our vessels are operated under time charters or voyage charters, (iv) the number of vessels dry docking in a period, (v) changes in operating assets and liabilities, and (vi) changes in cash interest expense, including derivative instrument settlement charges, as a result of changes in Libor.

(i)
The changes in overall market conditions resulted in a decrease in cash provided by operating activities of $92.2 million primarily due to a decrease in market freight rates of $80.4 million and an increase in bunker prices of $11.8 million.

(ii)
Changes in the size and composition of our fleet resulted in a net decrease in cash provided by operating activities of $13.1 million primarily due to the terminations of finance leases, vessel disposals and the net impact of the delivery and redelivery of vessels chartered in under operating leases between January 1, 2016 and December 31, 2017 of $20.1 million, $12.4 million and $5.5 million, respectively. This decrease was partially offset by a $24.9 million increase due to the delivery of newbuildings between January 1, 2016 and December 31, 2017.

(iii)
The net decrease in vessels trading under time charters in 2017 as compared to 2016 resulted in a $63.7 million decrease in cash provided by operating activities as the vessels subsequently traded at lower rates under voyage charters as a result of the decline in the market.

(iv)
The increase in dry docking expenses resulted in a decrease in cash provided by operating activities of $13.1 million due to the fact that six vessels docked in 2017 as compared with four vessels in 2016.

(v)
Changes in operating assets and liabilities resulted in an increase in cash provided by operating activities of $17.4 million. The net decrease in the number of vessels trading under time charters, as compared to voyage charters, resulted in higher contract assets from voyages in progress and higher bunker inventory balances. However, the increase in contract assets from voyages in progress and bunker inventory balances as a result of the net decrease in vessels trading under time charters (decrease of 7 vessels in 2017) was exceeded by the settlement of contract assets and receivables in 2017 derived from voyages at higher rates in 2016.

(vi)
Cash interest expenses decreased by $2.4 million primarily due to reductions in loan obligations as a result of ongoing repayments. Furthermore, derivative instrument settlement charges decreased by $3.4 million due to increased interest rates.

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If you have any questions please contact the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Sincerely, /s/ Gary J. Wolfe Gary J. Wolfe

GJW/ap

cc:  Doug Jones